SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549



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                          IN THE MATTER OF              :      CERTIFICATE
                        AMEREN CORPORATION              :      PURSUANT TO
                                                        :        RULE 24
                          File No. 70-9383              :
                                                        :
            (Public Utility Holding Company Act of 1935):
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                    This Certificate of Notification (the "Certificate") is
          filed by Ameren Corporation ("Ameren"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), in connection with the transactions proposed in the Form U-1 Application/Declaration (the "Declaration"), as amended, of Ameren in File No. 70-9383. These transactions were authorized by Order of the Securities and Exchange Commission dated December 29, 1998 (the "Order"). Ameren hereby certifies the matters set forth below pursuant to Rule 24 of the rules under the Act:

                    i. That, Ameren entered into a Rights Agreement between Ameren and First Chicago Trust Company of New York, dated as of October 9, 1998.

                    ii. That, on October 9, 1998, Ameren declared a dividend (the "Dividend") distribution of one preferred share purchase right for each outstanding share of common stock, par value $.01 per share ("Common Stock").

                    iii. That, on December 14, 1998, Ameren filed a Certificate of Designation with the Secretary of State of the State of Missouri.

                    iv. That, on January 8, 1999, Ameren issued the Dividend to holders of record of Common Stock on such date.

                    v. All of the transactions as described above and in the Declaration have been carried out in accordance with the terms and conditions of, and for the purposes requested in, the Declaration, and in accordance with the terms and conditions of the Order.

                    vi. Filed herewith as Exhibit F is a "past-tense" opinion of Counsel for Ameren.


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                                      SIGNATURE

                    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, Ameren has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


                                             AMEREN CORPORATION


                                             By:   /s/ Steven R. Sullivan
                                                ---------------------------

                                             Name:   Steven R. Sullivan
                                             Title:  Vice President and
                                                     Secretary

          Date: January 26, 1999

                                      2

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                                    Exhibit Index
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               Exhibit        Description
               -------        -----------
               F              Opinion of counsel